UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

SUMMER INFANT, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

865646103
(CUSIP Number)

Privet Fund LP
Attn: Ryan Levenson
79 West Paces Ferry Road, Suite 200B
Atlanta, GA 30305

With a copy to:

Rick Miller Bryan Cave LLP 1201 W. Peachtree St., 14th Floor Atlanta, GA 30309 Tel: (404) 572-6600
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 6, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 865646103	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,259,552
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,259,552
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,259,552
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. 865646103	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,355,707
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,355,707
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,355,707
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. 865646103	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ryan Levenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,355,707
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,355,707
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,355,707
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 865646103	Page 5 of 8 Pages

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on March 7, 2016 (the "Schedule 13D"), with respect to the Common Stock, $0.0001 par value (the "Common Stock"), of Summer Infant, Inc., a Delaware corporation (the "Corporation" or "Issuer").  Capitalized terms not otherwise defined herein are used as defined in the Schedule 13D. The Reporting Persons hereby amend and supplement the Schedule 13D as follows:
Item 3.          Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and restated in its entirety to read as follows:
The aggregate purchase price of the 1,355,707 shares of Common Stock beneficially owned by the Reporting Persons is approximately $2,415,877.72 not including brokerage commissions, which was funded with partnership funds of Privet Fund LP and with assets under separately managed accounts with Privet Fund Management LLC. Privet Fund LP effects purchases of securities primarily through margin accounts maintained with prime brokers, which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules, and the prime brokers' credit policies.
Item 5.          Interest in Securities of the Issuer.
Item 5(a) is hereby amended and restated in its entirety to read as follows:
(a) As of the date of this filing, the Reporting Persons beneficially own 1,355,707 shares, or approximately 7.2% of the outstanding Common Stock of the Corporation (calculated based on information included in the Form 10-Q filed by the Corporation for the quarterly period ended April 2, 2016, which reported that 18,701,810 shares of Common Stock were outstanding as of May 1, 2016).

SCHEDULE 13D
CUSIP No. 865646103	Page 6 of 8 Pages

Signature

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 12, 2016
PRIVET FUND LP

By: Privet Fund Management LLC,
Its Managing Partner

By: /s/ Ryan Levenson
Name: Ryan Levenson
Its: Sole Manager

PRIVET FUND MANAGEMENT LLC

By: /s/ Ryan Levenson
Name: Ryan Levenson
Its: Sole Manager

/s/ Ryan Levenson
Ryan Levenson

SCHEDULE 13D

CUSIP No. 865646103	Page 7 of 8 Pages
SCHEDULE 1

Shares Acquired or Sold by the Reporting Persons in the Last 60 Days or Since Their Most Recent Schedule 13D Filing:

1.	Privet Fund LP
	Nature of Transaction (Purchase/Sale)
Trade Date		Number of Shares	Price Per Share (1)
3/14/2016	Purchase	3,100	$1.7992
3/17/2016	Purchase	10,000	$1.6923
3/22/2016	Purchase	11,407	$1.6690
4/11/2016	Purchase	13,620	$1.6898
4/12/2016	Purchase	17,200	$1.7460
5/5/2016	Purchase	36,700	$1.3200
5/6/2016	Purchase	136,421	$1.2133
5/10/2016	Purchase	25,000	$1.5095

(1) Not including any brokerage fees.
2.	Privet Fund Management LLC
	Nature of Transaction (Purchase/Sale)
Trade Date		Number of Shares	Price Per Share (1)
3/29/2016	Purchase	5,100	$1.7399
3/30/2016	Purchase	35,000	$1.7788
3/31/2016	Purchase	6,055	$1.7086
4/4/2016	Purchase	10,000	$1.6488
4/29/2016	Purchase	10,000	$1.5923

SCHEDULE 13D
CUSIP No. 865646103	Page 8 of 8 Pages

Trade Date	Nature of Transaction (Purchase/Sale)	Number of Shares	Price Per Share (1)
5/6/2016	Purchase	30,000	$1.5164

(1) Not including any brokerage fees.